Bradford & Bingley

02 OCT -8 AM 9:23

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

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In reply please quote

SUPPL

02055301

Tel. 01274 806106

30 September 2002

PROCESSED

OCT 2 3 2002

THOMSON
FINANCIAL

Dear Sir

US Home Filing Exemption (12g3-2(b)) - Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

Phil Kershaw
Deputy Company Secretary

dlw 10/10

12g3-2(b) - 82-5154

Bradford & Bingley plc

Director appointment confirmation

Further to the announcement made on 14 August 2002, this is to confirm that Roderick Kent joined the Board of Bradford & Bingley plc with effect from 24 September 2002 and that there is no information to be disclosed under sections 6.F.2(b) to (g) of the UK Listing Rules.

Directorships

In addition to the directorships disclosed in the announcement made on 14 August 2002, Mr Kent was appointed a director of Whitbread PLC on 1st September 2002.

End
25 September 2002

12g3-2(b) - Re82-5154

BRADFORD & BINGLEY PLC ACQUIRES PORTFOLIO OF 6,000 MORTGAGE LOANS FROM GMAC-RFC

Bradford & Bingley Plc ("The Group") today announced the acquisition of a loan portfolio comprising around 6000 mortgages from GMAC-RFC (General Motors Acceptance Corporation). The value of the loans in the portfolio is £650m. The acquisition will be made by Bradford & Bingley's wholly owned subsidiary, Mortgage Express and is scheduled to complete on 30th September.

Bradford & Bingley plc will fund the purchase from existing resources. The acquisition will complement Bradford & Bingley's growing selective lending business and improve return on equity for shareholders.

The loan portfolio acquisition will increase the Group's managed assets, which stood at £19.1bn on 30th June, by 3%. This is a mixed portfolio, with similar characteristics to the Group's selective lending business. Of the mortgages acquired, approximately one third by value is buy-to-let, one fifth is self-certified, and the remainder consists of standard mortgages. The book has an average loan size of £109,000 and an average loan to value of 72%.

All lending in the portfolio is secured on residential property and has a similar credit risk profile to the Group's new lending. In addition to reviewing the credit controls GMAC employed in originating the loan portfolio, Mortgage Express has further tested the loan book using its own credit scoring process to confirm that it meets the Group's credit standards.

The transaction does not affect the Group's statutory protection from takeover or the Group's continuing share buyback programme.

Christopher Rodrigues, Group CEO, said: " This transaction complements the strong organic expansion of our selective lending business which is currently growing at 40% per year. The portfolio of around 6000 loans adds £650m of secured residential mortgage assets with good margins and low average Loan To Value ratio (72%) to our lending book. The acquisition will improve return on equity for our shareholders."

Stephen Hynes, Capital Markets Director of GMAC-RFC comments: "As a creator and trader of mortgage assets, portfolio sales are a fundamental component of our strategic vision. We are delighted to have exchanged on what is the largest sale of assets we have conducted in the UK to date and this further consolidates the strong working relationship we have already established with the Bradford & Bingley Group."

Ends

For further information:

Bradford & Bingley

Media

Ian Darby		Kate Inverarity/Vanessa Orr
Group Commercial Director		Tulchan Communications
Bradford & Bingley	or	020 7353 4200

020 7550 6603

Investor Relations

Phillip McLelland or Kirsten Hendrie

Bradford & Bingley — Macmaster & Company

01274 806112 — 020 7493 9500

GMAC-RFC

Media		**Investor Relations**
Gina Collman		Stephen Hynes
Head of Corporate Communications		Capital Markets Director
GMAC RFC	or	GMAC RFC
01344 478 109		01344 478 077

Notes to Editors:

Bradford & Bingley's Lending Portfolio

- Bradford & Bingley only makes loans secured on property. As at the 30th June 2002, its loan portfolio stood at £19.1bn of which 83% was secured on residential property and 17% secured on commercial property (including Housing Associations). Buy to let lending accounted for under 20% of the Group's total residential lending assets.
- As at 30th June, Bradford & Bingley Plc had approximately 24,000 buy to let loans

outstanding, three quarters of which were to customers mortgaging only one property. The average loan size for total buy to let balances at 30th June was approximately £90,000 nationally and £132,000 in London. The average loan to value of the Group's buy to let loans was 73% based on original valuation and 57% based on current values.

GMAC-RFC

- GMAC-RFC, a wholly owned subsidiary of GMAC Financial Services, (part of the General Motors group of companies) is a leading private issuer of mortgage-backed securities and home equity loan asset-backed securities, and the No. 1 warehouse lender in the United States. The company leverages its strengths in securitisation, lending and investment to offer a broad portfolio of innovative capital solutions. The company is headquartered in Minneapolis and operates in the United States, Europe and Latin America.
- In the UK, GMAC-RFC is an all-status lender, which advances mortgages under the GMAC Residential Funding brand. It specialises in creating and trading mortgage assets through securitisation, and portfolio sales and acquisitions. GMAC-RFC, with a total market share of 1.1%, is now ranked as the UK's 14th largest lender by gross mortgage lending according to figures published by the Council of Mortgage Lenders. Its position as the No.1 sub-prime lender is measured by gross advances on a first charge basis to MCCB registered brokers on 2001 year lending figures.

Glossary of Terms

- Self-certified loans are designed to help those who are self employed or those with numerous sources of income to obtain a home loan.